UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2026

Mala Murthy
Executive VP and Chief Financial Officer
TriNet Group, Inc.
One Park Place, Suite 600
Dublin, CA 94568

Re: TriNet Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
File No. 001-36373

Dear Mala Murthy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services